FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	June	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BLACKBERY ANNOUNCES ELECTION RESULTS FOR THE COMPANY’S BOARD OF DIRECTORS	1.

Document 1

  NEWS RELEASE
June 19, 2014

FOR IMMEDIATE RELEASE

BLACKBERY ANNOUNCES ELECTION RESULTS FOR THE COMPANY’S BOARD OF DIRECTORS

Waterloo, ON – BlackBerry® (Nasdaq: BBRY; TSX:BB) announced today that the six nominees listed in the Company’s management information circular, dated May 9, 2014 for the Company’s annual and special meeting of shareholders held on June 19, 2014, were elected as directors to serve until the next annual meeting of shareholders of the Company or until their successors are elected or appointed. The detailed results of the vote are set out below.
Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
John Chen	169,540,058	93.48	11,820,270	6.52
Timothy Dattels	179,168,272	98.79	2,192,056	1.21
Claudia Kotchka	179,036,733	98.72	2,323,696	1.28
Richard Lynch	171,659,168	94.65	9,701,160	5.35
Barbara Stymiest	171,050,538	94.32	10,309,791	5.68
Prem Watsa	164,313,503	90.60	17,046,825	9.40

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	June 20, 2014	By:	/s/James Yersh
(Signature)
James Yersh Chief Financial Officer